

October 18, 2010

John B. Crawford
Chief Executive Officer
On the Move Systems Corp.
7674 37th Street Circle East
Sarasota, FL 34243

>   **Re: On the Move Systems Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed October 4, 2010**
>   **File No. 333-168530**

Dear Mr. Crawford:

We have received your response to our prior comment letter to you dated August 31, 2010 and have the following additional comments.

Prospectus Cover Page

1.   Please revise to limit your outside cover to one page. Refer to 501(b) of Regulation S-K.

Calculation of Registration Fee, page 3

2.   Please revise the fee table to specify the subsection of Rule 457 on which you are relying.

Business Summary, page 8

3.   Refer to the first paragraph of this section. Please revise to clarify that as of May 31, 2010 you had nominal cash assets, as opposed to as of May 31, 2009.

4.   Please add a sentence to your first paragraph to disclose, if true, that you have taken no steps to secure the $425,000 additional financing that you will need to implement your business plan.

5.   Refer to the third and fourth full paragraphs. Please revise here and in your "Business Description" section to indicate, if true, that you have not commenced providing any services, have not created relationships with any potential customers, and have not

obtained any inventory. State that there is no guarantee you will ever be able to do so.

6.   Refer to the last paragraph of this section. Please revise here and in your "Business Description" section to state, if true, that you have taken no steps to market your services, to exhibit at regional shows, or to establish a website. State that there is no guarantee that you will ever be able to do so.

Summary of Our Financial Information, page 9

7.   Please revise to indicate that your date of inception was March 25, 2010, as opposed to March 25, 2009.

Risk Factors, page 9

General

8.   Please add a risk factor to discuss that Mr. Crawford has another business that provides the same types of services and will compete with you.

Use of Proceeds, page 19

9.   Please advise as to why the amount of your public company reporting costs will change based on the amount of shares sold. Please also advise as to why the numbers here differ from those on page 32 of your filing.

Business Strategy, page 26

10.   Please revise your first paragraph to disclose that you have taken no steps to implement your strategy and there is no guarantee you will ever be able to do so.

11.   Provide the basis for your belief that you will be able to service an area within a 100 mile radius of your base of operations.

Installed Products, page 27

12.   Please revise the first paragraph of this section to indicate that you have taken no steps to obtain an inventory and that there is no guarantee you will ever provide the services or have the products that you intend to offer.

Business Plan Implementation Schedule, page 27

13.   Please revise to indicate that you have taken no steps to secure the $425,000 in additional financing that you will need to implement your business plan.

14. We note your response to our prior comment 24. Although you state you are unable to establish a schedule for the completion of specific tasks, please revise to include a timeline of when you intend to commence the implementation of each step in your business plan. Please also advise as to how you intend to implement your business plan in a way that is "concurrent or near concurrent and progressive." If you are unable to include a timeline for the implementation of your business plan, please add a risk factor to discuss this.

15. Please revise to discuss how you have determined that all the aspects of your business plan are scalable in terms of size, quality and effectiveness.

16. We note your response to our prior comment 22 and reissue. Please revise here and in your "Plan of Operation" section to provide a detailed narrative as to how your business plans will change if you raise 25%, 50%, 75% or 100% of the offering proceeds.

Competition, page 27

17. Please delete references to the larger companies with whom you intend to compete, as based on your lack of revenues and limited assets, there is no indication you will be able to compete with these companies.

Management's Discussion And Analysis of Financial Conditions and Results of Operations, page 31

18. Refer to the anticipated expenses chart. Please advise as to what you mean by "Insurance – G & A." Similarly revise your "Use of Proceeds" section.

19. We note your response to our prior comment 37 and reissue. Refer to the second paragraph on page 33 and your statement that you intend to pursue capital through sources such as your officer and director. Please disclose whether your officer and director has indicated, either verbally or in writing, that he intends to provide additional financing to the business.

20. Please revise to disclose, in detail, the steps you intend to take to identify sources of the $425,000 in financing required to implement your business plan.

Dealer Prospectus Delivery Obligation, page II-2

21. Please move this to the back page of the prospectus, which should appear before the Part II information.

Opinion of Counsel, Exhibit 5.1

22.   We note your response to our prior comment 42. Please confirm that you will update the opinion to the date of effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jean Yu at (202) 551-3305 or Joe Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Chanda DeLong at (202) 551-3490 or me at (202) 551-3324 with any other questions.

Sincerely,

John Stickel
Attorney-Advisor

cc: Mr. William L. MacDonald *via facsimile* (604) 681-4760